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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Park Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 West Century Blvd, Suite 420
(No. and Street)

Los Angeles	CA	90045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Bruce Comer III 310-670-2093
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Bruce Comer III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean Park Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Montana
County of Gallatin
Subscribed and sworn to (or affirmed) before me on this 21st day of January, 2021 by William Bruce Comer III proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

KRISTEN JOHNSON NOTARIAL SEAL STATE OF MONTANA

KRISTEN JOHNSON
NOTARY PUBLIC for the
State of Montana
Residing at Bozeman, Montana
My Commission Expires
October 11, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Ocean Park Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ocean Park Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 19, 2021

Ocean Park Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	83,473
Accounts receivable		506,795
Certificate of deposit		77,607
Other assets		3,262
Total assets	$	671,137
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	2,558
Accrued liabilities		2,170
Total liabilities		4,728
Commitments and contingencies (Note 3)		-
Members' equity:		666,409
Total members' equity		666,409
Total liabilities and members' equity	$	671,137

The accompanying notes are an integral part of these financial statements.

Ocean Park Securities, LLC
Notes to Financial Statements
December 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Ocean Park Securities, LLC (the "Company") was formed on December 14, 2015 in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company commenced operations as a broker-dealer on July 11, 2016. The Company is a member of the SIPC.

The Company is a boutique investment bank that provides mergers and acquisitions, capital raising, financial advisory, and restructuring services.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Certificate of Deposit

During the year ended December 31, 2019, the company purchased a certificate of deposit investment with the following terms: $75,000 face amount; 2.57% annual interest rate; April 23, 2020 maturity date. This certificate of deposit was redeemed and reinvested under the following terms: $75,000 face amount; 1.14% annual interest rate; April 23, 2021 maturity date. The balance of $77,607 on the statement of financial condition includes accrued interest through December 31, 2020.

Accounts Receivable and Allowance for Doubtful Accounts.

Accounts receivable are uncollateralized obligations due under normal terms granted by the Company. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management did not believe an allowance was needed as of December 31, 2020.

Revenue Recognition

The Company receives two types of revenue under an advisory contract: non-refundable monthly service fees and a transaction fee. For each contract, the Company assesses whether non-refundable monthly service fees are a separate delivable based on the performance obligationss or part of a single dilverable that results in a transaction fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction, and whether the monthly fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considertaions. If the company determines that the non-refundable monthly service fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings

Revenue Recognition

(Continued)

process is not yet completed per the terms of the contract. If the company determines that the non-refundable monthly service fees and transaction fee are a single delivable, the Company defers the revenue for such monthly fees until the transaction fee is earned or the contract is otherwise complete. If a portion of the non-refundable monthly advisory fees are believed to be allocable to the transaction fee, such allocated revenue is deferred until the transaction fee is earned or the contract is otherwise compelte. Transaction fees stemming from a qualified transaction are considered variable consideration, and accordingly are recognized when related transaction is complete, the amount of fee is known, and collection is reasonably assured. There were no open contracts for the year ended December 31, 2020.

The Company also receives revenues from registered representatives under contractual agreements. The company records revenues based on the quarterly services performed under the contract, subject to minimum amounts as indicated in the contract.

Income Taxes

The Company is taxed as a limited liability company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may be subject to various state and local state income taxes.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company generated revenue from four customers which made up 91.4% of revenues during the year ended December 31, 2020. One customer made up 97% of the accounts receivable as of December 31, 2020. The Company's business at any point in time is typically concentrated in a small number of small engagements. Its business model is dependent on securing an ongoing flow of generally nonrecurring engagements.

Recent Accounting Pronouncements:

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements..

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Administrative Services Agreement and a Sublease Agreement with Ocean Park Advisors, LLC ("OPA"), an affiliate under common ownership.

Under the services agreement, the Company reimburses OPA for providing accounting, human resources, marketing and technology services. These services fees amounted to $18,000 for the year ended December 31, 2020.

Under the sublease agreement, the Company reimburses OPA for shared office space, which amounted to $18,000 for the year ended December 31, 2020. The Company is not subject to ASC 842, accordingly to the short-term lease exemption.

During the year ended December 31, 2020, discretionary bonuses consisted of $1,218,256 paid to the Members; and $816,904 paid to others affiliated with OPA.

The Company had no balance due to OPA at December 31, 2020.

NOTE 4 – MEMBERS' EQUITY

The Company has one class of member interests. Allocations of net profit, after giving effect to special allocations as defined in the membership agreement, are: first to the members to the extent, and in the reverse order of, the net losses previously allocated that previously have not been offset by net profits allocated, and thereafter, net profits shall be allocated to the members' pro rata to their percentage interests. Net losses shall be charged to the members at the end of each fiscal year, pro rata to their percentages interests.

NOTE 5 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contract and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $156,092, which was $151,092 in excess of its required net capital of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 in the year presented.

NOTE 7 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $66 between the copulation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unauidted focus		$	156,158
Adjustments			
Undue concentration	(66)		
			(66)
Net capital per audited statements		$	156,092

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 9 – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.